Suite 1204- 120 Adelaide St. W
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M5G 1T1
www.adiraenergy.com
t. 416.361.2211
f.416.361.6455
TSX.V: ADL

News Release

ADIRA ENERGY PROVIDES STATUS UPDATE ON OFFSHORE PROJECT
INTERPRETATION AND EVALUATION REPORTS

TORONTO, August 10, 2011 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADENF) (FRANKFURT: AORLB8). Further to its press release of May 10, 2011, Adira Energy Ltd. (“Adira Energy” or the “Company”) would like to confirm that it continues to await the finalized resource interpretation and evaluation report of the Company’s Gabriella and Yitzchak offshore licenses, being prepared by Gustavson Associates LLC’s. Notwithstanding unconfirmed reports recently published in the Israeli media, Adira Energy has not received final reports, however intends to publish the results, as soon as a Canadian Securities Administrators National Instrument 51-101 “Standards of Disclosure for Oil & Gas Activities” compliant report is available.

In respect of the Samuel License, ARIS Nefterazvedska LLC has now completed an Ocean Bottom Cable deployed 3D survey and processing of the data is underway.

About Adira Energy Ltd.

Adira Energy Ltd. is a Canadian corporation, which explores for oil and gas on and offshore Israel. It has four petroleum exploration licenses; the Eitan, Gabriella, Yitzhak and Samuel Licenses. These licenses are located respectively on-shore Israel in the Hula Valley, 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Bat-Yam.

The Company has filed an independent technical report related to the Eitan license on www.sedar.com. The report, prepared by Petrotech Engineering Ltd., is titled “Evaluation of the Interest of Adira Energy Corp. in License No.356 EITAN in the Hula Valley, Israel”, dated June 1, 2009 and is supplemented by a letter dated October 8, 2009.

For More Information Contact:

Canada	Israel
Alan Friedman	Irit Radia
Exec. Vice President, Corp. Dev.	Arad Communications
+1 416 250 1955	+972-3-7693333 or +972-54-6699311

Julia Maxwell
Manager, Investor Relations
info@adiraenergy.com
+1 416 361 2211

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.